UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐     No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 12, 2020

CAMTEK LTD.
___________________________________________

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON SEPTEMBER 24, 2020

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Annual General Meeting of Shareholders of Camtek Ltd. (the “Company”), to be held at the Company’s offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), on Thursday, September 24, 2020 at 4:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To elect Ms. Orit Stav and to re-elect Messrs. Rafi Amit, Yotam Stern, Moty Ben Arie, I-Shih Tseng and Leo Huang to serve as members of the Board of Directors of the Company;

2.	To approve an equity grant to Rafi Amit, the Company’s CEO for the year 2020;

3.	To approve the grant of Indemnification and Exemption Letters to Rafi Amit, the Company’s CEO, and to Yotam Stern, a director; and

4.
To re-approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2020 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the auditors’ report and the audited consolidated financial statements of the Company for the year ended December 31, 2019; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Thursday, August 20, 2020, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health COVID-19 restrictions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be filed with the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

Whether or not you plan to attend the Meeting in person, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A beneficial shareholder who holds his or her shares through a member of the Tel-Aviv Stock Exchange Ltd. (“TASE”), and intends to vote his or her shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s Office, attention: CFO, together with an ownership certificate confirming his or her ownership of the Company’s shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., the TASE member through which he or she holds their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six (6) hours before the time fixed for the Meeting (i.e., by no later than 10:00 AM  Israel time on Thursday, September 24, 2020). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he or she holds Company shares.

Execution and return of shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM Israel time on Wednesday, September 23, 2020), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Thursday, September 24, 2020.

By Order of the Board of Directors,

Rafi Amit

Chairman of the Board of Directors

August 12, 2020

ii

PROXY STATEMENT

CAMTEK LTD.
________________

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 24, 2020

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (the “Shares”), of Camtek Ltd. (“we”, “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponement or adjournment thereof  (the “Meeting”).

PURPOSE OF THE ANNUAL GENERAL MEETING

The Meeting will be held on Thursday, September 24, 2020, at 4:00 PM (Israel time), at the Company’s offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), for the following purposes:

1.	To elect Ms. Orit Stav and to re-elect Messrs. Rafi Amit, Yotam Stern, Moty Ben Arie, I-Shih Tseng and Leo Huang to serve as members of the Board of Directors of the Company;

2.	To approve an equity grant to Rafi Amit, the Company’s CEO for the year 2020;

3.	To approve the grant of Indemnification and Exemption Letters to Rafi Amit, the Company’s CEO, and to Yotam Stern, a director; and

4.
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2020 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor, in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the auditors’ report and the audited consolidated financial statements of the Company for the year ended December 31, 2019; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health COVID-19 restrictions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be filed with the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on August 20, 2020, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A beneficial shareholder who holds his or her shares through a member of the Tel-Aviv Stock Exchange (“TASE”), and intends to vote his or her shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s Offices, attention: CFO, together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e., the TASE member through which he or she holds their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting (i.e., by no later than 10:00 AM Israel time on Thursday, September 24, 2020). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he or she holds Company shares.

Execution and return of shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM Israel time on Wednesday, September 23, 2020), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Thursday, September 24, 2020.

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Votic System at a later date; or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUORUM

Two (2) or more shareholders, present in person, by proxy, or voting through the Electronic Voting System, and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Thursday, September 24, 2020, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time set for the adjourned meeting, the adjourned meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of July 31, 2020, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than one percent (1%) of the Company’s issued and outstanding Ordinary Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an entity, individual or group upon the exercise of options that are either currently exercisable or will become exercisable, and Restricted Share Units (“RSUs”) which have vested or will vest, within sixty (60) days as of July 31, 2020. The Shares that may be issued under these options are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. (“Priortech”)(3)	9,250,189	23.62%
Chroma ATE Inc. (Chroma)(4)	7,817,440	19.96%
Federated Hermes, Inc.(5)	2,000,000	5.10%
Yotam Stern(6)	49,547	0.12%
Rafi Amit(7)	40,939	0.1%
Leo Huang(8)	*	*
Office Holders as a Group (9)	148,318	0.37%

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer.

(1)
The total number of options which are exercisable, or will become exercisable, and RSUs which will vest, within 60 days as of July 31, 2020, held by the persons included in the above table - is 136,406.

(2)	Based upon 39,149,395 Shares issued and outstanding as of July 31, 2020.

(3)
Priortech, a controlling shareholder jointly with Chroma, is an Israeli public company traded on TASE. As of December 31, 2019, Mr. Rafi Amit, our Chief Executive Officer and Chairman of the Board, holds 9.82% % of Priortech issued and outstanding share capital, and Mr. Yotam Stern, our director, holds 8.43% of Priortech’s issued and outstanding share capital. As a result of a voting agreement relating to approximately 31% of Priortech’s voting equity, governing inter-alia joint voting at Priortech’s general meetings of shareholders and the right of first refusal among themselves, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(4)
Based on the Schedule 13G filed by Chroma ATE Inc. on August 6, 2019, which presented ownership as of June 19, 2019. Priortech and Chroma have joint control over the Company, due to the voting agreement entered into in the framework of the Chroma Transaction (as defined below), according to which the parties will vote together in the Company’s shareholders meetings.

(5)
Based on the Schedule 13G filed by Federated Hermes, Inc. on February 13, 2020, which presented ownership as of December 31, 2019. The 2,000,000 Ordinary Shares reported under such Schedule 13G by Federated Hermes are beneficially owned by registered investment companies and separate accounts advised by subsidiaries of Federated Hermes, Inc. that have been delegated the power to direct investment and power to vote the securities by the registered investment companies’ board of trustees or directors and by the separate accounts’ principals. Federated Hermes’ principal address is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779, USA.

(6)
Mr. Stern directly owns 49,547 of our Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Stern disclaims such beneficial ownership of such Shares.

(7)
Mr. Rafi Amit does not directly own any of our Shares. However, as Mr. Amit may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(8)
Mr. Huang does not directly own any of our Ordinary Shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the Shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such Shares.

(9)
Our Office Holders as a group directly own 138,397 of our Shares (and 9,921 options, which are exercisable or will become exercisable, and RSUs which will vest, within 60 days as of July 31, 2020). Each of our Office Holders, other than Messrs. Amit and Stern (as a result of their beneficial interest in Shares owned by Priortech) and Mr. Huang (as a result of his beneficial interest in the Shares owned by Chroma), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest, and RSUs that will vest, within 60 days as of July 31, 2020) and have therefore not been listed separately.

ITEM A

ELECTION AND RE-ELECTION OF DIRECTORS

Background

The Company’s Amended and Restated Articles of Association (the “Articles”) provides that the number of directors to serve on our Board shall be no less than five (5) and no more than ten (10) directors. The Board is currently comprised of seven (7) members, five (5) of whom have serving terms that expire at the conclusion of the Meeting.

Directors (other than external directors under the provisions of the Companies Law) are elected at each annual general meeting for a term of approximately one year, commencing upon their appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In addition, Priortech Ltd. (“Priortech”) and Chroma ATE Inc. (“Chroma”) entered into a voting agreement according to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Voting Agreement”). According to the Voting Agreement, Chroma is entitled to nominate up to two (2) individuals for service on the Board, Priortech is entitled to nominate up to three (3) members for service on the Board, and two (2) additional seats are held by external directors in accordance with the Companies Law.

Election of a New Director

As of today, our Board is comprised of seven (7) directors; four (4) of which were appointed by Priortech and Chroma, pursuant to the Voting Agreement. When it comes to approving engagements, amendments of engagements and any other activity, even in the ordinary course of business, between the Company and Chroma, such composition results in a personally-interested majority (i.e., the majority of our directors have a personal interest in approving such engagements). In accordance with the Companies Law, transactions or legal actions, with respect to which a majority of the Board members have a personal interest, require the approval of the Company’s shareholders.

Therefore, pursuant to the recommendation of our Nomination Committee, established in accordance with Rule 5605(e) of the Nasdaq Stock Market Listing Rules (“Nasdaq Rules”), it is proposed that Ms. Orit Stav be elected to serve on the Company’s Board of Directors, such that, if elected, the Company’s Board will consist of eight (8) members and there will not be a personally-interested majority within the Board when approving transactions between the Company and Chroma. If elected, Ms. Orit Stav will serve for a term ending on the date of the 2021 annual general meeting of shareholders and until her respective successor has been elected, or until her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles. Following such an appointment, there shall be no personally-interested majority within the Board when it comes to the relationship between the Company and Chroma.

Considering Ms. Orit Stav’s business experience and technological expertise, the members of our Nomination Committee, comprised of our two external directors, as well as the full Board, believe that her appointment as a Board member will significantly enhance and contribute to the work of the Board and to the management of the Company, by providing, among others, an additional outlook on the Company’s management from a broad perspective – both corporate governance and business - and will therefore be beneficial to the Company.

Our Board determined that Ms. Orit Stav qualifies as an independent director as defined by the Nasdaq Rules. In accordance with regulations promulgated under the Companies Law, if a candidate for service as a director qualifies as independent in accordance with the law of the foreign jurisdiction in which the Company is traded, and does not have any affiliation with a controlling shareholder, the audit committee may classify him or her as independent in accordance with the Companies Law.  Further, in accordance with the Companies Law, a nominee for service as a director must submit a declaration to the Company prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such, and in case such nominee is an “independent director”, as defined in the Companies Law, such nominee must also submit a declaration to the Company that he or she complies with the independence criteria set under the Companies Law. The Company has received a declaration in writing from Ms. Orit Stav, confirming that she possess the requisite skills and expertise, as well as sufficient time, to perform her duties as a director of the Company and also confirming her compliance with the independence criteria set under the Companies Law. Accordingly, our Audit Committee classified Ms. Orit Stav as “independent director” in accordance with the Companies Law. Last, the Company is not aware of any reason why Ms. Orit Stav, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of the proposed nominee.

The following is a brief biography of Ms. Orit Stav, based on the information furnished by her:

Ms. Orit Stav is the co-founder and managing partner of Israel Innovation Partners, an advisory firm that specializes in building business relationship between global companies and the Israeli technology start-ups. Ms. Stav serves as a board member in Altshuler Shaham Properties Ltd, Hadasit Bio Technologies Holdings Ltd, Doral Group Renewable Energy Resources Ltd, Aran Research and Development Ltd, ORT Technologies Ltd, A. Luzon Real Estate & Finance Ltd and Ya’acobi Brothers Group (YSB) Ltd. Previously, Ms. Stav served as a managing partner of EVA ventures venture capital, from 2014 until 2015. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund. Ms. Stav holds a Master of Business Administration from the University of Hertfordshire, UK and a Bachelor of Arts in Economics and Management from Tel Aviv University.

Re-election of Currently Serving Directors

Pursuant to the recommendation of our Nomination Committee, it is proposed that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Moty Ben-Arie, Mr. I-Shih Tseng and Mr. Leo Huang be each re-elected to serve as our directors, for a term of approximately one year, until the conclusion of the 2021 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

As mentioned above, in accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his election, specifying that he has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his duties as such. The Company has received a declaration in writing from each of the nominees for re-election, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why any of the four nominees, if re-elected, would be unable to serve as a director. Except for the Voting Agreement, the Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the four nominees, based upon the records of the Company and information furnished by each nominee:

Rafi Amit has served on our Board since 1987, as our Chairman of the Board since June 3, 2019 and as our Chief Executive Officer (“CEO”) as of January 2014. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit also serves as a Director of PCB Technologies, our affiliate and Priortech’s associated company. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its CEO since 2004. As of 1993 Mr. Stern also serves as a director of PCB Technologies Ltd. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Moty Ben-Arie has served on our Board of Directors since March 28, 2017. From March 2017 until the 2019 AGM, Mr. Ben-Arie served as the Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and serves as the Chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Leo Huang has served on our Board of Directors as a representative of Chroma since June 3, 2019. Mr. Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 23, 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang holds a bachelor’s degree in Electronics Engineering from National Chiao Tung University.

I-Shih Tseng has served on our Board of Directors as a representative of Chroma since June 3, 2019. Mr. Tseng joined Chroma in 1998, serving as a director since June 6, 2012 and as Business Unit President of Chroma since July 1, 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng holds a PhD degree in Mechanical Engineering from Pennsylvania State University.

Our Board determined that each of Messrs. Ben-Arie, Tseng and Huang qualify as an independent director as defined by the Nasdaq Rules. Our Audit Committee classified Mr. Ben-Arie as “Independent Director” in accordance with the Companies Law, based on his declaration that he complies with the independence criteria set under such law.

Under the Nasdaq Rules, a majority of our directors is required to be independent. Following the appointment of Ms. Orit Stav, six (6) of our eight (8) members of the Board (all except Messrs. Amit and Stern) will qualify as independent directors under the Nasdaq Rules. Further, four (4) of our eight (8) members of the Board - Messrs. Stav, Andorn, Shacham-Diamand and Ben Arie – will also qualify as “independent directors” in accordance with the Companies Law.

Directors’ Compensation

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s Compensation Policy, and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order. Under this item, however, no shareholder approval is required with respect to the compensation that will be paid to two of our director nominees, as further detailed below.

As Messrs. Amit, Stern and Huang are nominated pursuant to the Voting Agreement, and are deemed to control the Company through their controlling interest in Priortech (Amit and Stern) and Chroma (Huang), and Mr. Tseng is also nominated pursuant to the Voting Agreement, they do not and shall not receive any compensation (either in cash or equity) in consideration for their service as directors, but will continue to be parties to the same indemnification and exemption agreements in the forms previously approved by the Company’s shareholders on October 24, 2011, as entered into with all Office Holders serving from time to time(the “Indemnification and Exemption Agreements”), and will continue to be insured under the Company’s directors and officers insurance policies which provide coverage for all office Holders of the Company. For clarification purposes, Mr. Amit will continue to receive compensation for his service as our CEO, as approved by the Company’s shareholders on June 19, 2018.

Cash

Ms. Stav and Mr. Ben-Arie will receive, subject to the approval of their election and re-election, respectively, for service as directors of the Company, cash remuneration in the same amounts as paid to our two (2) external directors, Messrs. Yael Andorn and Yossi Shacham-Diamand; these amounts include annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 70,000 (approximately $ 20,533, based on the representative NIS/USD exchange rate published by the Bank of Israel on August 7, 2020 (the “Exchange Rate”)) as annual fee, NIS 2,600 (approximately $ 762, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees in person, NIS 1,560 (approximately $ 457, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 1,300 (approximately $ 381, based on the Exchange Rate) for each written resolution.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the “Remuneration Regulations”), based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies Whose Shares are Traded on a Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief From Related Party Transactions), 2000 (the “Relief Regulations”).

In addition to the above, Ms. Stav and Mr. Ben-Arie will be a party to the Indemnification and Exemption Agreements, and will also be insured under the Company’s directors and officers insurance policies, as all Office Holders of the Company. The above-mentioned compensation terms to which the nominee directors will be entitled to, if elected or re-elected for service on the Board, are in line with the Company’s Compensation Policy, which was approved by the Company’s shareholders on July 7, 2020 (the “Compensation Policy”).

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, or through the Electronic Voting System, and voting thereon, is required for the election of Ms. Orit Stav and for the re-election of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng and Leo Huang to serve on our Board.

The election and re-election of each of these six (6) nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ms. Orit Stav be, and she hereby is, elected for service as a director for a term of approximately one year, until the conclusion of the 2021 annual general meeting of the Company’s shareholders and until her respective successor has been elected, or until her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2021 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2021 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected for service as director for a term of approximately one year, until the conclusion of the 2021 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

 “FURTHER RESOLVED, that Mr. I-Shih Tseng be, and he hereby is, re-elected for service as director for a term of approximately one year, until the conclusion of the 2021 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”; and

“FURTHER RESOLVED, that Mr. Leo Huang be, and he hereby is, re-elected for service as director for a term of approximately one year, until the conclusion of the 2021 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”.

The Board recommends a vote FOR the approval of the proposed resolutions.

As a result of the Voting Agreement, Messrs. Amit, Stern, Tseng and Huang have refrained from making a recommendation with respect to the re-election of each other.

ITEM B

Approval of An Equity Grant to the Company’s CEO For 2020

Background

Under the Companies Law, arrangements regarding the compensation of a CEO of a publicly traded company require approval by the compensation committee, board of directors and company’s shareholders, in that order.

On May 11, 2020, our Compensation Committee and Board approved an annual equity grant scheme to our employees and Office Holders (other than directors), for the year 2020, in order to retain, motivate and incentivize certain key employees who were expected by the Company to be important in achieving the challenging targets that were set under its work plan for such year (the “2020 Equity Scheme”). The total scope of the 2020 Equity Scheme includes 456,500 RSUs with a total value of $4.6 million based on the closing price of the Company’s shares on the Nasdaq on May 8, 2020, and with a dilution effect of 1.2% of the Company's issued and outstanding share capital as of such date.  Under the 2020 Equity Scheme, and in accordance with our Compensation Policy, forty percent (40%) of the RSUs granted to each Office Holder included in the 2020 Equity Scheme are subject to performance based vesting in addition to time-based vesting (“PRSUs”), while the remaining sixty percent (60%) of the RSUs granted shall be subject to time-based vesting only.

Under the 2020 Equity Scheme, a total of 44,000 RSUs are reserved for grant to the Company’s CEO, Mr. Rafi Amit (the “2020 CEO Equity Grant”), for which we now seek shareholders’ approval.

General

2020 CEO Equity Grant

The Company believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly skilled executives, with the competencies needed to excel in a rapidly changing marketplace and to continually motivate the Company’s management and employees.

Accordingly, our Compensation Committee and the Board approved the proposed 2020 CEO Equity Grant, the value of which at the time of such approval was approximately $440,000, which is well below the cap set under the Company’s Compensation Policy (as detailed below). As of August 10, 2020, the value of the 2020 CEO Equity Grant is approximately $677,160, which is also well below the said cap.

The exercise price of each RSU included in the 2020 CEO Equity Grant shall be the nominal value of the Company’s shares (NIS 0.01 per each such RSU). The 2020 CEO Equity Grant shall vest over a period of four (4) years in four equal annual installments, such that one fourth (1/4) of the total amount granted shall vest each year, beginning upon the first anniversary of the date of approval by the Board of the CEO Equity Grant (i.e. May 11, 2021), and then on each of the three (3) subsequent anniversaries thereafter.

As with respect to all other Office Holders 2020 annual equity grant, forty percent (40%) of the RSUs included in the 2020 CEO Equity Grant are PRSUs, The performance criteria and general framework of which (the “PRSU Framework”) have been determined by our Compensation Committee and Board to include the following principles:

a.
There will be two (2) alternative performance elements relating to the Company’s annual revenues – one is absolute and the other is relative - for each of the calendar years 2020, 2021, 2022 and 2023 (each, a “Performance Year”), the achievement of which shall be evaluated on March 31, following each Performance Year (each, a “Measurement Date”).

b.
The performance elements are (a) Annual Revenues Target: for each Performance Year, there will be an annual revenues target, reflecting a defined-percentage year over year increase relative to, the 2019 revenues as the baseline; or (b) Relative Growth Target: for each Performance Year, the percentage representing the Company’s Annual Revenues growth or decline from the previous financial year shall be higher by a defined percentage than the percentage representing the semiconductor capital equipment market’s growth or decrease for the same Performance Year, based on the SEMI organization annual report (the “Relative Growth”). The Relative Growth shall be calculated aggregately (i.e., by adding the previously achieved Relative Growth with the currently achieved Relative Growth).

c.
Upon the achievement of the applicable performance-based vesting criteria, the applicable portion of the PRSUs shall remain subject only to the time-based vesting criteria. PRSUs that have not met the performance-based vesting criteria (including upon a deferred achievement by way of catch-up, as explained below) shall expire and terminate and become null and void.

d.
The Compensation Committee and Board consider the performance-based vesting criteria and targets set under the PRSU Framework to be commercially challenging. The Board has further determined that such criteria and targets are commercially sensitive, and therefore their disclosure would be detrimental to the interests of the Company and its shareholders alike.

e.
The vesting of the PRSUs shall be further subject to a cumulative achievement mechanism; for example, with respect to the Annual Revenues Target, if the performance criteria for the first Performance Year was not met on the first Measurement Date (and accordingly no PRUs becoming vested at such time), but on the second Measurement Date the cumulative revenue target for both, the targets for the first and second Performance Years are met, then Mr. Amit shall be entitled to of the cumulative -50% of the PRSUs becoming vested on the second vesting date.

f.
In addition, the PRSUs shall be subject to overachievement opportunity; for example, with respect to the Relative Growth Target, such target exceeds the Relative Growth set for the first Performance Year and hits the Relative Growth set with respect to the second, third or fourth Performance Years (in the aggregate) any time prior to the second, third or fourth Measurement Dates, respectively, then, in addition to the vesting of the applicable PRSU portion, additional PRSUs portion(s), as applicable, shall be released from the relevant performance criteria, and continue to be subject only to the fulfillment of any remaining time based vesting (i.e. vesting on each vesting date, without the need to further evaluate performance with respect to the performance years for which the targets have been fulfilled).

g.
The 2020 CEO Equity Grant shall be granted under the Company’s 2018 Share Incentive Plan (the “2018 Plan”), and any vested portion thereof may be exercised for a term of seven (7) years from the date of grant (which is the date of the Meeting), after which they shall expire and terminate and become null and void.

h.
Upon the closing of a “Corporate Transaction” (as such term is defined under the 2018 Plan) (a “Corporate Transaction”) the performance-based vesting criteria shall no longer be applicable, such that the outstanding unvested PRSUs granted under the 2020 CEO Equity Grant shall remain subject only to time-based vesting.

i.
Further, upon an event of change in control of the Company (a “Change of Control”), as shall be defined in the Mr. Amit’s Notice of Grant, time-based vesting of fifty percent (50%) of the outstanding unvested RSUs granted under the 2020 CEO Equity Grant shall be accelerated, and the remaining fifty percent (50%) of the outstanding unvested RSUs granted under the 2020 CEO Equity Grant shall be subject to a double trigger acceleration mechanism, as shall be detailed in his Notice of Grant.

The proposed 2020 CEO Equity Grant is compliant with our Compensation Policy, under which the Company may grant its CEO an annual equity grant in a value of up to 300% of the CEO’s annual base salary; As mentioned above, on August 10, 2020, the value of the 2020 CEO Equity Grant was approximately $677,160, which represents approximately 215% of Mr. Amit’s annual base salary.

In addition, as mentioned above, the total grant under the 2020 Equity Scheme for all employees (including the 2020 CEO Equity Grant) has a dilution effect of 1.2%, which is well within the 3.5% annual dilution allowed under the 2018 Plan. The total dilution post-grant, taking into account all outstanding RSUs and options, will be approximately 5%, which is well below the level of dilution resulting from equity grants in companies which are included in Camtek’s peer-group.

Our Compensation Committee and Board believe that the proposed 2020 CEO Equity Grant is appropriate and suitable, considering, among others, the importance of motivating and incentivizing the CEO through the grant of equity, a compensation element which includes vesting over a total of four (4) years, thus having a long term incentive value, while taking into account the interests of the Company’s shareholders and the effect of such equity grant on the dilution level of our shareholders. Further, the Compensation Committee and Board believe that the grant of RSUs under the 2020 CEO Equity Grant is more beneficial to the Company, in light of, among others, a market practice for international companies to grant equity awards in the form of RSUs, which are less sensitive to market fluctuations and maintain an interest in the Company’s success also when the company’s market price declines In addition, the Compensation Committee and Board determined that the proposed 2020 CEO Equity Grant suitably links pay to performance, especially in light of the inclusion of PRSUs thereunder, aligns the CEO’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management.

When considering the proposed 2020 CEO Equity Grant and reaching their conclusion, the Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including the responsibilities and duties of Mr. Amit in his position as the Company’s CEO, the importance of providing competitive compensation to retain the most talented and essential employees such as Mr. Amit, the estimation of Mr. Amit’s expected contribution and the importance of Mr. Amit to the future growth and success of the Company.

In addition, our Compensation Committee and Board reviewed and considered benchmark information and data of peer companies which operate globally in the semiconductor and hi-tech industry, including companies that are based in the United States and companies that do business in the same geographical locations as the Company, in order to understand the compensation practices and compensation levels of our global competitors, with whom we compete for talent. Such benchmark information indicated that the value of the proposed 2020 CEO Equity Grant is below the median level of the value of equity granted to CEOs in our peer group.  Based on this evaluation and on the considerations detailed above, the Compensation Committee and the Board have resolved to approve, and are recommending to the shareholders to approve, the 2020 CEO Equity Grant.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on the above-mentioned proposal at the Meeting, in person, by proxy, or through the Electronic Voting System, is required for the approval of the 2020 CEO Equity Grant to Mr. Amit. In addition, as Mr. Amit serves as the Company’s CEO and may be deemed, together with a third party, to control the Company (for an explanation of such controlling interest see above in footnote 7 to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT), a disinterested majority of the shareholders will be required in order to approve the above-mentioned proposal: the majority of the Shares voted in favor of this proposal should not be held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or  the total number of Shares referred to above voted against such proposal should not exceed two percent (2%) of the aggregate voting rights in the Company (a “Disinterested Majority”).

The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other Office Holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, a shareholder is deemed to have a personal interest if a company, other than Camtek, which is affiliated with such shareholder, has a personal interest in the adoption of the proposal. Such company is a company in which the shareholder or a member of his or her immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, a shareholder is not deemed to have a personal interest in the adoption of the proposal if such shareholder’s interest in such proposal arises solely from his or her ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma ATE Inc., Priortech, Messrs. Amit and Stern who are deemed to control Priortech and Mr. Huang who is deemed to control Chroma ATE Inc.) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposal. However, as required under Israeli law, the enclosed form of proxy requires that each shareholder specifically indicate whether he or she is, or is not, a controlling shareholder or has a personal interest in the approval of such proposal. Without indicating to this effect, we will not be able to count your vote in determining whether the above Disinterested Majority approval requirements are satisfied.

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED to approve the 2020 CEO Equity Grant”.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

As Messrs. Amit, Stern, and Huang have a personal interest in the foregoing proposed resolution, they each refrained from making a recommendation with respect to such resolution.

ITEM C

APPROVAL OF INDEMNIFICATION AND EXEMPTION LETTERS TO MR. RAFI AMIT,
THE COMPANY’S CEO, AND TO MR. YOTAM STERN, A DIRECTOR

Background

On October 24, 2011, the Company’s shareholders approved the grant of letters of indemnification and exemption to each of our present and future Office Holders (the “Indemnification and Exemption Letter(s)”), including those who hold a controlling interest in us – Mr. Rafi Amit, our CEO and Chairman of the Board, and Mr. Yotam Stern – our director (for an explanation of such controlling interest see above in footnote 3 to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT).

Under the Companies Law, the grant of the Indemnification and Exemption Letters to each of our Office Holders must be approved by our Compensation Committee and our Board of Directors, and – with respect to Office Holders who serve as directors or as the CEO – also by our shareholders. In addition, under the Companies Law, the grant of the Indemnification and Exemption Letters to those Office Holders who hold a controlling interest in the Company requires re-approval by the Compensation Committee, Board of Directors and Company’s shareholders, at least once every three (3) years.

On October 3, 2018, the Company’s shareholders approved the grant of the Indemnification and Exemption Letter to Messrs. Rafi Amit and Yotam Stern for an additional period of three (3) years commencing as of November 12, 2017. We now seek shareholder approval for the grant of the Indemnification and Exemption Letters to Messrs. Amit and Stern for a further term of three (3) years.

General

The Indemnification and Exemption Letter provides, among other matters, indemnification of our Office Holders for: (i) reasonable litigation expenses, including attorney’s fees, incurred as a result of an investigation or proceeding instituted by a competent authority, which concluded without the filing of an indictment and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases “proceeding concluded without the filing of an indictment” and “financial liability in lieu of criminal proceeding” shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Israeli Securities Law, 5728-1968 (the “Securities Law”); and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H’3 (“Imposition of Financial Sanctions by the Israeli Securities Authority”), Chapter H’4 (“Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee”) or Chapter I’1 (“Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions”) of the Securities Law.

The indemnification undertaking is limited to those events which are foreseeable in light of the Company’s activities at the time such undertaking is granted, and the total aggregate indemnification amount that the Company is obligated to pay to all of its directors and officers, for all matters and circumstances described in the letter of indemnification shall not exceed an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification. Such maximum indemnification amount shall be in addition to and exclusive of any amounts paid under the Company’s directors’ and officers’ insurance policy, as shall be in effect from time to time.

The Indemnification and Exemption Letter also provides our Office Holders with an exemption from any liability for damages caused as a result of a breach of their duty of care to the Company, to the fullest extent permitted by law. The Indemnification and Exemption Letter provides for an additional exclusion to such exemption, under which there shall be no exemption for a breach of an Office Holder’s duty of care to the Company, in connection with any resolution relating to an action or transaction in which such Office Holder, or any other Office Holder or controlling shareholder of the Company, has a personal interest.

The Indemnification and Exemption Letter is intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

The form of the proposed Indemnification and Exemption Letter is attached as Exhibit A to this Proxy Statement.

On August 5, 2020, the Compensation Committee and Board of Directors approved, subject to the approval of the Company’s shareholders, the grant of the Indemnification and Exemption Letter to each of Messrs. Amit and Stern for an additional period of three (3) years, commencing as of November 12, 2020, the date on which the three (3) year period of their previous Indemnification and Exemption Letter shall expire.

The Compensation Committee and Board of Directors believe that the proposed grant of Indemnification and Exemption Letters to Messrs. Amit and Stern provides further protection of the Company’s interests, and reflects an adequate and desired balance between protection of such interests and the provision of appropriate and customary protection to Messrs. Amit and Stern. The Compensation Committee and Board of Directors further believe that the grant of the Indemnification and Exemption Letters to Messrs. Amit and Stern is in the best interests of the Company as it will enable the Company to retain highly qualified directors who, through their efforts and expertise, make a significant contribution to the Company’s success. The Compensation Committee and Board of Directors have also considered the considerations required under our Compensation Policy and the Companies Law, and determined that the grant of the Indemnification and Exemption Letter to each of Messrs. Amit and Stern complies with the provisions of such Compensation Policy.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholder approval must also include the Special Majority (as defined above). The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma ATE Inc., Priortech, Messrs. Amit and Stern who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma ATE Inc.) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposal. However, the Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. Accordingly, the enclosed form of proxy requires that each shareholder specifically indicate whether he or she is, or is not, a controlling shareholder or has a personal interest in the approval of this proposal. Without indicating to this effect – we will not be able to count such shareholder’s vote in determining whether the above Disinterested Majority approval requirements are satisfied.

It is proposed that at the Meeting, the following resolution be adopted:

"RESOLVED, to approve the grant of the Indemnification and Exemption Letter to each of Mr. Rafi Amit and Mr. Yotam Stern, in the form attached as Exhibit A to the Notice and Proxy Statement for the 2020 Annual General Meeting of the Company's shareholders, which shall be granted for a term of three (3) years commencing on November 12, 2020".

The Board of Directors recommends a vote FOR the approval of the proposed resolution.
As Messrs. Amit, Stern, and Huang have a personal interest in the foregoing proposed resolution, they each refrained from making a recommendation with respect to such resolution.

ITEM D

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”), as independent auditor of the Company, for the fiscal year ending December 31, 2020 and until immediately following the next annual general meeting of shareholders.

Somekh Chaikin was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Over the years, and until 2019, Somekh Chaikin served as joint independent auditor of the Company, but as a sole auditor for all SEC filings.

The Company’s Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin. Accordingly, the Board of Directors recommended the re-appointment of Somekh Chaikin as the Company’s sole independent auditor for the fiscal year ending December 31, 2020 and until immediately following the next annual general meeting of shareholders.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent auditor, Somekh Chaikin. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent auditor and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

According to the Articles, the Board is authorized to determine, following the recommendation of the Audit Committee, the basis of the Company’s independent auditor’s compensation in accordance with the volume and nature of the services rendered by him. The following table presents iinformation regarding the aggregate amount of fees paid by the Company to Somekh Chaikin for their services to the Company for the fiscal year ended December 31, 2019:

Services Rendered	Fees
Audit fees[1]	$255,700
Tax[2]	$16,312
Total	$272,012

Approval of the re-appointment of Somekh Chaikin as the Company’s independent auditor is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy or through the Electronic Voting System, is required for the re-appointment of Somekh Chaikin as independent auditor of the Company for the fiscal year ending December 31, 2020 and until immediately following the next annual general meeting of shareholders, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the independent auditor’s fees for the term of his appointment.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, be re-appointed as the independent auditor of the Company, for the fiscal year ending December 31, 2020 and until immediately following the 2021 annual general meeting of shareholders; and (ii) the Board shall be authorized to determine the fees for Somekh Chaikin, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services.”

The Board recommends a vote FOR the approval of the proposed resolution.

[1]
Audit fees for the year ended December 31, 2019 were for professional services rendered for the integrated audit of the Company’s annual consolidated financial statements and its internal controls over financial reporting (2018 audit of consolidated financial statements) and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]	Tax fees relate to tax compliance, planning and advice.

DISCUSSION OF THE AUDITOR’S REPORT AND

THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2019

At the Meeting, shareholders will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2019, as required by the Companies Law. This item will not involve a vote of the shareholders.

The Company’s 2019 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2019 (filed with the SEC on March 30, 2020), may be viewed on the Company’s website: http://www.camtek.com, through the EDGAR website of the SEC at www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board, Rafi Amit Chairman of the Board of Directors August 12, 2020

Exhibit A

Letter of Indemnification

1.	Undertaking for Indemnification - General

1.1
You serve or have been appointed to serve as an officer and/or director ("Office Holder") of Camtek Ltd., a company organized under the laws of the State of Israel (the "Company"). The Audit Committee, the Board of Directors, and the General Meeting of the Company resolved, on March 9, 2000, to grant an undertaking for indemnification to the Office Holders of the Company.

1.2
In consideration of your continuing service to the Company, the Company undertakes to indemnify you with respect to any liability or expense imposed upon you as a result of an action made or to be made by you in your capacity as an Office Holder of the Company, in accordance with and subject to the provisions set forth below.

1.3	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (the “Companies Law”).

1.4	This Letter of Indemnification and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification of office holders.

2.	The Substance of the Indemnification

2.1
The Company shall indemnify you with respect to a liability or expense imposed upon you as a result of an action or omission ("Action"), made or taken by you in your capacity as an Office Holder of the Company, including such an Action made or taken by you in your capacity as an Office Holder in any other company controlled, directly or indirectly, by the Company ("Subsidiary") or a company not controlled by the Company but where your appointment as a director or observer results directly from the Company's holdings in such company ("Affiliate"), as follows:

(a)	A financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court; and

(b)
Reasonable litigation expenses, including legal fees, incurred by you or imposed upon you by a court, in proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted; and

(c)
Reasonable litigation expenses, including attorney's fees, incurred by you as a result of an investigation or proceeding instituted against you by a competent authority, which concluded without the filing of an indictment against you and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against you but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); and

(d)
expenses, including reasonable litigation expenses and legal fees, incurred by you in relation to a proceeding instituted against you: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Israeli Securities Law, 5728-1968 (the "Securities Law"), or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law; and

(e)	Payment to an injured party, pursuant to section 52ND (a)(1)(a) of the Securities Law.

2.2	If and to the extent prohibited by law, the Company will not indemnify you for any amount you may be obligated to pay with respect to:

(a)	a breach of your duty of loyalty, except where you have acted in good faith and with reasonable grounds to assume that your Actions would not adversely affect the Company;

(b)	a breach of the duty of care committed willfully or recklessly, unless committed through mere negligence;

(c)	an Action taken with the intention of receiving an unlawful personal gain;

(d)	any fine, civil fine, financial sanction or monetary settlement in lieu of a criminal proceeding imposed upon you; or

(e)	a proceeding instituted against you pursuant to the provisions of Chapters H'3, H'4 and I'1 of the Securities Law.

2.3
The Company will make available all amounts needed in accordance with section 2.1 above when such amounts become payable by you ("Time of Indebtedness"), and with respect to items referred to in sections 2.1(c) and 2.1(d) above, even prior to a court decision. You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.4
You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are an Office Holder of the Company, a Subsidiary or an Affiliate; provided that the obligations are in respect of Actions taken while you were such an Office Holder within the scope of your responsibilities.

3.	The Amount of Indemnification

3.1
The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Office Holders, for all matters and circumstances described herein, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification. (hereinafter: the “Maximum Indemnification Amount”).

3.2
To remove any doubt, it is hereby clarified that the Maximum Indemnification Amount is the maximum amount of indemnification for all of the Office Holders of the Company together, whether with respect to the same cause or a number of causes, and such amount will be allocated amongst them in accordance with the chronological order in which the suits and/or claims, with respect to which indemnification is to be granted, were filed, up to said Maximum Indemnification Amount.

3.3
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy, and/or not actually paid, and you will not be entitled to payment from the Company for damages with respect to which you have already received payment from an insurer and/or from the Company and/or from any other party.

3.4	Subject to the aforesaid, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.	Categories of Events to which the Indemnification Applies

The indemnification shall apply to such liabilities as aforesaid, resulting from any Actions in connection with any of the following events:

4.1
an offer and/or issuance of securities of the Company to the public and/or to certain persons, under a prospectus or in a private placement, including the planned offering and the prospectus to be published in Nasdaq, and the content of documents for the performance thereof;

4.2
Actions and/or reports resulting from or relating to the Company’s status as a “public company” whose shares have been offered to the public and are traded on Nasdaq in the United States, and/or in any other exchange, including without limitation the grant of information, data, representations, opinions, reports or notices to any third party pursuant to any law or regulation to which the Company is subject as a result of the aforementioned;

4.3	resolutions and/or Actions regarding the management of the Company’s business;

4.4	resolutions and/or Actions regarding environmental issues;

4.5	resolutions and/or Actions regarding patents, models, trademarks or other intellectual property, and/or requests for infringement thereupon;

4.6
resolutions and/or Actions regarding investments in the Company and/or the acquisition of assets, including the acquisition of companies and/or businesses and/or the investment of funds in tradeable securities and/or in any other form;

4.7	resolutions and/or Actions concerning labor relations;

4.8	resolutions and/or Actions regarding agreements of the Company with others, including for example: customers, suppliers, contractors, etc.;

4.9	resolutions and/or Actions concerning Subsidiaries and/or Affiliates, including resolutions and/or Actions as Office Holders in such Subsidiaries and/or Affiliates;

4.10	a monetary liability to a third party due to the distribution of a dividend;

4.11	resolutions and/or Actions concerning the provision of an opinion with respect to a tender offer, or any other Action concerning and/or related to a tender offer;

4.12	resolutions and/or Actions concerning a merger; and

4.13	resolutions and/or Actions concerning the approval of transactions with Office Holders and/or controlling shareholders;

4.14	Actions taken pursunat to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether or not such policies and procedures are published;

4.15	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaires and Affiliates;

4.16	Payments to injured parties pursuant to section 52ND(a)(1)(a) of the Securities Law.

Exemption

5.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to (i) any Actions listed in section 2.2 above; or (ii) a breach of your duty of care to the Company, in connection with any resolution relating to an action or transaction in which you or any other officer or controlling shareholder of the Company has a personal interest.

Miscellaneous

6.	In any event in which you are entitled to indemnification, such indemnification shall be subject to the following conditions:

6.1
You shall notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings against you, without delay following your first becoming aware thereof; and you shall deliver to the Company or to such person as it shall advise you, all documents and information you receive in connection with such proceedings.

Furthermore, you must keep the Company informed at all times with respect to events which raise concerns that they will cause legal proceedings to be initiated against you.

6.2
The Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you, in which case another attorney will be selected by the Company.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interests between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. Subject to the limitations stated above, the Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, the Company and/or the selected attorney shall be entitled to act exclusively and to conclude such proceedings in their discretion.

At the request of the Company, you will execute any document required to enable the Company and/or said attorney to conduct your defense and to represent you in all matters connected therewith, as aforesaid.

For avoidance of doubt, in case of criminal proceedings, the Company and/or selected attorney will not have the right to plead guilty on your behalf or to agree to a plea bargain on your behalf, without your consent. Furthermore, in a civil proceeding (whether before a court or as part of a compromise arrangement) neither the Company nor said attorney shall be entitled to admit on your behalf, the existence of any events for which you are not entitled to indemnification under this Indemnification Letter  and/or under law, without your consent. However, nothing in the aforesaid shall be construed to prevent the Company, and/or said attorney with the approval of the Company, from reaching a monetary settlement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an event for which you are not entitled to indemnification under this Indemnification Letter and/or under law.

6.3
You will fully cooperate with the Company and/or with any attorney as aforesaid, in every reasonable way as shall be required by either of them, in the framework of their conduct of said legal proceedings, provided however that the Company shall cover all expenses incidental thereto, so that you will not be required to pay for or to finance such expenses by yourself.

6.4
The Company will have no liability or obligation to indemnify you as aforesaid for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

6.5
You shall neither admit to nor accept liability for an action with respect to which you are entitled to indemnification under this Indemnification Letter, without the prior written consent of the Company.

7.
In the event that any action, resolution, approval, or any other or further procedure shall be required in order to give force and/or effect to any of the above undertakings, the Company shall undertake to cause same to be taken, adopted, given and/or made, as applicable, so that all its above undertakings shall have full force and effect.

8.
Your rights under this Letter of Indemnification may not be assigned or transferred in any way. Notwithstanding the above, the indemnification under this Letter shall inure also to the benefit of your estate.

9.
Regarding indemnification for liabilities under the American Securities Law of 1933, in relation to securities of the Company registered for trade on Nasdaq (except in relation to expenses incurred by you or imposed upon you in a proceeding filed against you from which you have been acquitted), the Company shall indemnify you subject to its obligation to turn to the relevant court in the United States, as detailed in the Company's prospectus filed with Nasdaq, in order for that court to rule whether the provisions of this Letter of Indemnification conform to the American Securities Law of 1993, and your rights under this Letter of Indemnification shall be subject to the said court's final decision.

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in section 2.1 above.

11.
If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.
Subject ot section 9 above, this Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Israel shall have any jurisdiction, over all matters in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

13.
This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you. This letter is being issued to you pursuant to the resolutions adopted by the Compensation Committee of the Company and by the Board of Directors of the Company on ___________ and approved by the Company's shareholders on ___________.

Sincerely, ______________________ Camtek Ltd.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 24, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 16:00 p.m. on Thursday, September 24, 2020 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

September 24, 2020

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3 AND 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Election of a new director; re-election of five directors:
1.1. Orit Stav	☐	☐	☐
1.2. Rafi Amit	☐	☐	☐
1.3. Yotam Stern	☐	☐	☐
1.4. Leo Huang	☐	☐	☐
1.5. I-Shih Tseng	☐	☐	☐
1.6. Moty Ben-Arie	☐	☐	☐

2. Approval of equity grant to Rafi Amit, the Company’s CEO, for the year 2020	☐	☐	☐
Do you have a "personal interest" in this item 2?

Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Camtek, that is affiliated with such person, has a personal interest in the adoption of the proposal. For further information regarding "personal interest", please see the explanation under Item 1 of the Proxy Statement.

	YES	NO

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 2; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

3. Re-approval of the grant of indemnification and exemption letters to Rafi Amit and Yotam Stern
3.1 Rafi Amit	☐	☐	☐
Do you have a "personal interest" in this item 3.1?
[Please find explanation regarding "personal interest" under item 2 above].

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 3.1; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

	YES	NO
3.2 Yotam Stern	☐	☐	☐
Do you have a "personal interest" in this item 3.2? [Please find explanation regarding "personal interest" under item 2 above].
	YES	NO
PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 3.2; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

4.    Re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditors until the conclusion of the 2021 annual general meeting of shareholders and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.
	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address.   ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                 Date

Signature of Shareholder                                                 Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.